May 27, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dermata Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-291740)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:15 p.m., Eastern Time, on May 29, 2026, or as soon as practicable thereafter.

Please call Steven Skolnick of Lowenstein Sandler LLP at (212) 262-6700 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

DERMATA THERAPEUTICS, INC.

By:	/s/ Gerald Proehl
Name:	Gerald Proehl
Title:	Chief Executive Officer